July 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Justin Dobbie

Re:	Grayscale Ethereum Trust (ETH)
Registration Statement on Form S-3 (File No. 333-278880)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), hereby requests that the Trust’s Registration Statement on Form S-3 (File No. 333-278880) (as amended) (the “Registration Statement”), be declared effective at 4:30 p.m., Eastern Time, on July 22, 2024, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Joseph A. Hall at (212) 450-4565 or Dan Gibbons at (212) 450-3222. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at edward@grayscale.com and to our counsel, Joseph A. Hall at joseph.hall@davispolk.com or Dan Gibbons at dan.gibbons@davispolk.com.

Very truly yours, GRAYSCALE INVESTMENTS, LLC, as Sponsor of Grayscale Ethereum Trust (ETH)

By:	/s/ Edward McGee
	Name:	Edward McGee
	Title:	Member of the Board of Directors and Chief Financial Officer